Press Release

                     GreenPower Announces Launch of its U.S. Initial Public Offering

Vancouver, Canada August 25, 2020 - GreenPower Motor Company Inc. (TSXV: GPV) (OTCQB: GPVRF) ("Company") today announced the launch of its initial public offering in the United States of 1,500,000 common shares pursuant to a registration statement filed with the Securities and Exchange Commission ("SEC"). GreenPower expects to grant the underwriters a 30-day option to purchase up to an additional 225,000 common shares at the initial public offering price less the underwriting discounts and commissions.

GreenPower has applied to have its common shares approved for listing on The Nasdaq Capital Market under the symbol "GP."

Prior to this offering, the common shares of GreenPower have traded on the TSX Venture Exchange under the symbol "GPV" and on the OTCQB under the symbol "GPVRF."  In connection with this offering, GreenPower intends to effect a consolidation of its common shares on the basis of one new common share for seven old common shares.

GreenPower intends to use the net proceeds from this offering for the production of all-electric vehicles, including EV Stars, EV Star plus, EV Star cab and chassis, and B.E.A.S.T. school buses, EV250 thirty foot low floor transit style buses, product development and geographic expansion with the remainder, if any, for working capital.

Concurrently with the closing of this offering, in a separate private placement pursuant to Regulation S under the Securities Act of 1933, GreenPower plans to sell common shares for proceeds of up to US$500,000 to the Company's executive chairman and chief executive officer, Fraser Atkinson, at a price per share equal to the price to the public, and without payment by the Company of any underwriting discount or commission.

B. Riley FBR is serving as the lead book-running manager in the offering. Roth Capital Partners is also serving as a book-running manager in the offering.  ThinkEquity, a division of Fordham Financial Management, Inc., Maxim Group LLC and PI Financial (US) Corp. are serving as co-managers in the offering.

The underwriters will not, directly or indirectly, solicit offers to purchase or sell the Company's common shares in Canada.

The offering of these securities may be made only by means of a prospectus. Copies of the preliminary prospectus may be obtained by contacting: B. Riley FBR, Attention: Prospectus Department, 1300 17th St. North, Ste. 1300, Arlington, VA 22209, or by email at prospectuses@brileyfbr.com, or by telephone at (703) 312-9580.

A registration statement on Form F-1, including a prospectus, which is preliminary and subject to completion, relating to these securities has been filed with the SEC, but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, nor may any portion of the purchase price be received, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor vehicles, including transit buses, school buses, shuttles, and a double decker.  GreenPower employs a clean-sheet design to manufacture all-electric buses that are purpose built to be battery powered with zero emissions.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. The Forward-looking statements in this press release include statements relating to the Company's expectations regarding the commencement and completion of its proposed U.S. initial public offering, its expectations with respect to granting the underwriters a 30-day option to purchase additional common shares, its intention to effect a consolidation of its common shares on the basis of one new common share for seven old common shares, its intended use of the net proceeds from the offering and its plan to sell common shares to Fraser Atkinson. These statements involve risks, estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in these statements, including, among others, risks and uncertainties associated with market conditions and the satisfaction of customary closing conditions related to the proposed offering, as well as risks and uncertainties associated with the Company's business and finances in general. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update or revise any forward-looking statements for any reason, except as required by law, including the securities laws of the United States and Canada.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.